

02006886

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

VF 3-11-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 354

SEC FILE NUMBER
8-45459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET STRATEGIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

362 NORTH MAIN STREET
(No. and Street)

HURON	OHIO	44839
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY N. SAVAGE, SR. (419) 433-5291
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCURDY & ASSOCIATES CPA'S, INC.
(Name — *if individual, state last, first, middle name*)

27955 CLEMENS ROAD	WESTLAKE	OHIO	44145
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARRY N. SAVAGE, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET STRATEGIES, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

TAMILA J. DARLING
Notary Public, State of Ohio
My Commission Expires 12/6/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Wall Street Strategies, Inc.

For the Year Ended December 31, 2001
With Report of Independent Auditors

Wall Street Strategies, Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2001

CONTENTS



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors
Wall Street Strategies, Inc.:

We have audited the accompanying statement of financial condition of Wall Street Strategies, Inc. as of December 31, 2001, and the related statement of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Strategies, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 25, 2002

Wall Street Strategies, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Current assets	
Cash	$ 15,944
Accounts receivable	600
Securities owned, at market value	300
Interest receivable	66,298
Notes receivable	95,958
Total current assets	179,100
Computer network	17,590
Less accumulated depreciation	(13,079)
Net computer network	4,511
Total assets	$183,611
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 1,861
Note payable	5,380
Total liabilities	7,241
Stockholder's equity	
Common stock-$.10 par value, 500,000 shares authorized, 232,800 shares issued and outstanding	23,280
Additional paid-in capital	220,196
Deficit in retained earnings	(67,106)
Total stockholder's equity	176,370
Total liabilities and stockholder's equity	$183,611

The accompanying notes are an integral part of these financial statements

Wall Street Strategies, Inc.
Statement of Income
For The Year Ended December 31, 2001

Revenues	
Commissions-other securities	$184,179
Commissions-mutual funds	14,861
Interest income	9,945
Unrealized loss on investments	(721)
	208,264
Expenses	
Commissions	181,242
Fees and registrations	853
Depreciation	6,240
Professional fees	8,870
Management fees	36,000
Interest expense	780
Other expenses	1,589
	235,574
Income before income taxes	(27,310)
Provision for income taxes	0
Net Income	$(27,310)

The accompanying notes are an integral part of these financial statements

Wall Street Strategies, Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Deficit in Retained Earnings	Total
Beginning Balance	$23,280	$220,196	$(39,796)	$203,680
Net Income	-	-	(27,310)	(27,310)
Ending Balance	$23,280	$220,196	$(67,106)	$ 176,370

The accompanying notes are an integral part of these financial statements

Wall Street Strategies, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2001

Cash flows from operating activities:	
Net income (loss)	$(27,310)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,240
Unrealized loss on investments	721
Changes in:	
Accounts payable	(4,390)
Net cash Provided (Used) by Operating Activities	(24,739)
Cash flows from investing activities:	
Changes in:	
Interest receivable	(9,945)
Note receivable	32,369
Net Cash Provided (Used) by Investing Activities	22,424
Cash flows from financing activities:	
Net Cash Provided (Used) by Financing Activities	0
Net increase (decrease) in cash	(2,315)
Cash at beginning of year	18,259
Cash at end of year	$15,944

During 2001, the company paid $780 in interest expense and $350 in income taxes.

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Wall Street Strategies, Inc., a corporation, is a registered broker/dealer in securities. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Computer Network

Computer Network is stated at cost and depreciated using the straight-line method over estimated useful life of three years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to unrealized appreciation of securities and difference between the depreciation for book and tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income. The deferred tax liability as of December 31, 2001 is immaterial and therefore not reflected in the current financial statements.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has a management agreement with Advanced Strategies, Inc. whereby the Company agrees to pay Advanced Strategies, Inc. for personnel, services, and facilities it provides. Certain officers of the Company are also officers of Advanced Strategies, Inc. The Company paid $36,000 to Advanced Strategies, Inc. in 2001 under this agreement. At December 31, 2001, the Company has recorded notes receivable totaling $98,958 from Advanced Strategies, Inc. The notes are demand notes bearing an interest rate of 8%, with interest accumulated monthly.

NOTE C - INCOME TAXES

The Company has net operating loss carryforwards of $66,272 which begin to expire in 2019. Therefore, a provision for income taxes is not recorded in the financial statements.

Deferred federal income tax has not been recognized due to the uncertainty of utilization of the net operating loss carryforward.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $13,214 which was $8,214 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .14 to 1.

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F- NOTE PAYABLE

At December 31, 2001, the Company was liable on a 8.920% promissory note payable to First Merit Bank secured by specific equipment due in monthly installments of $559.84 including interest through October 29, 2002.

Additional Information

Wall Street Strategies, Inc.
Computation of Net Capital
December 31, 2001

Computation of net capital	
Total stockholder's equity	$176,370
Deductions and charges:	
Non allowable assets:	
Accounts receivable	600
Interest receivable	66,298
Note receivable	95,958
Net capital before haircuts on security positions	13,514
Haircuts on securities:	300
Net capital	$ 13,214
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 124
Minimum dollar requirement	$ 5,000
Excess net capital	$ 8,214
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 13,028
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 1,861
Ratio of aggregate indebtedness to net capital	.14 to 1

Wall Street Strategies, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2001
Net capital, as reported in company's form X-17a-5, Part IIA	$13,571
Net audit adjustments	(357)
Net capital, as reported in Schedule I	$13,214

Inasmuch as Wall Street Strategies, Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report
on Internal Control

The Board of Directors
Wall Street Strategies, Inc.

In planning and performing our audit of the financial statements of Wall Street Strategies, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 25, 2002